Exhibit 99.1

Incannex Healthcare Limited

ABN 93 096 635 246

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2022

Information for ASX under listing rule 4.3A

Reporting Period:	30 June 2022

Comparative Period:	30 June 2021

The financial statements contained in the Appendix 4E are based on the accounts which are in the process of being audited.

Incannex Healthcare Limited

2.0 Results for announcement to the market

2.1 Revenue

	30-Jun-22	30-Jun-21	Amount change	Percentage change
	$	$	$	%
Revenues from ordinary activities	-	1,897,596	(1,897,596)	nmf

2.2 Loss for the year

	30-Jun-22	30-Jun-21	Amount change	Percentage change
	$	$	$	%
Loss from ordinary activities after tax	(14,903,909)	(11,372,799)	(3,531,110)	31

2.3 Net loss for the year

	30-Jun-22	30-Jun-21	Amount change	Percentage change
	$	$	$	%
Loss from ordinary activities after tax	(14,903,909)	(11,372,799)	(3,531,110)	31

2.4 Dividends

No dividends have been paid, declared or proposed in respect of the year ended 30 June 2022 (2021: Nil).

2.5 Results for the year

Refer to the attached financial statements and commentary of results at item 14.

3 Statement of profit and loss and other comprehensive income

Refer to attached financial statements.

4 Statement of financial position

Refer to attached financial statements.

5 Statement of changes in equity

Refer to attached financial statements.

6 Statement of cash flows

Refer to attached financial statements.

7 Details of dividends and distribution payments

Not applicable.

Incannex Healthcare Limited

8 Dividend and distribution reinvestment

Not applicable

9 Net tangible asset per security

Net tangible asset per ordinary security	30-Jun-22	30-Jun-21
Net tangible assets	35,869,075	8,573,746
Number of shares on issue at reporting date	1,292,334,028	1,068,411,224
Net tangible asset per ordinary security	2.78 cents	0.80 cents

10 Controlled entities

The consolidated financial statements include the financial statements of Incannex Healthcare Limited (‘IHL’) and its wholly owned subsidiaries Incannex Pty Ltd (‘IXPL’) and Psychennex Pty Ltd (‘PXPL’). IXPL is incorporated in Australia and IHL owns 100% of the issued ordinary shares in IXPL (2021: 100%). PXPL is incorporated in Australia and IHL owns 100% of the issued ordinary shares in PXPL (2021: 100%).

11 Joint ventures and associates

Not applicable.

12 Other information

Not applicable.

13 Foreign entities

Not applicable.

14 Commentary on results

Incannex Healthcare Limited (“Incannex”) was incorporated in Australia in April 2001. Incannex listed its ordinary shares on the ASX under the symbol “IHL” in November 2016 and, in the form of American Depositary Shares under the symbol “IXHL” on Nasdaq in February 2022.

Incannex concluded FY2022 with a strong cash balance at 30 June 2022 of $37.5 million, versus $9.1 million at 30 June 2021. Our total assets were $37.9 million, compared to $9.3 million at 30 June 2021. During the year we deployed $5.4 million to move forward the company’s pipeline of clinical assets, representing over a third of our total expenditure for the year.

During the financial year, we have been conducting research and development for synthetic cannabinoid pharmaceutical products and psychedelic medicine therapies for treatment of a range of indications. To facilitate this goal, we completed shareholder loyalty option issue to raise A$23.6M for working capital and development activities associated with our aims.

Our mission is to create pharmaceutical drugs and therapies for patients that we believe have unmet, or under met, medical needs. We aim to be recognized as a leading specialty drug development company at the forefront of innovation, committed to restoring health and transforming the lives of patients through the development of novel pharmaceutical products and treatments.

We are developing targeted fixed-dose combinations containing cannabinoids and approved generic drugs, and psychedelic agents, applying proprietary insights to create long term value for our patients and shareholders. In particular, we are developing three unique pharmaceutical compositions to target five indications: obstructive sleep apnea (“OSA”), traumatic brain injury (“TBI”)/concussion, rheumatoid arthritis (“RA”), inflammatory bowel disease (“IBD”) and inflammatory lung conditions (“ARDS”, “COPD”, Asthma, Bronchitis). We are also developing a treatment for generalized anxiety disorder (“GAD”) utilizing psilocybin combined with innovative psychotherapy methods. Each indication represents a major global market that currently has either no, or limited, existing registered pharmacotherapy (drug) treatments available to the public.

Incannex Healthcare Limited

To protect our investment in each of these development programs we continue to implement strong patent filing strategies as we develop our drug candidates in conjunction with our medical and scientific advisory board. The novelty and inventiveness of our cannabinoid products and methods to treat the target indications has been confirmed in international search reports on our filed PCT applications.

We are pursuing registration and marketing approval from the U.S. Food and Drug Administration (“FDA”) for each product and therapy under development. As each of our drug candidates target regulatory approval from FDA, safety and efficacy must be demonstrated using robust data from in-human clinical trials. Clinical development is an iterative process of clinical trials of increasing size, initially focusing on safety, with efficacy becoming an increasing goal as the program progresses. However, our strategy of combining cannabinoids with FDA approved generic drugs allows us to rely on historic or published data to address some of the key clinical development questions. This permits us to omit or combine clinical studies that would usually be required for approval and registration, potentially hastening our timeline to product commercialization. We aim to open investigational new drug (IND) applications for each of our development programs.

On 5 August 2022, the Company completed the acquisition on APIRx Pharmaceuticals. The acquisition was completed by an all-scrip transaction by issuing 218,169,497 IHL ordinary shares to the stakeholders of APIRx. APIRx has 22 clinical and pre-clinical research and development projects utilizing proprietary technology, underpinned by 19 granted and 23 pending patents. We believe that the acquisition will allow Incannex to benefit from the synergies that can be derived from the integration of APIRx’s assets, as well as offering us distinct development opportunities with significant economic potential.

15 Audit

The financial statements contained in the Appendix 4E are based on the accounts which are in the process of being audited.

16 Financial Report

The following financial report included in this Appendix 4E does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and operating, financing and investing activities of the consolidated entity as the full financial report. The financial report should be read in conjunction with any public announcements made by Incannex Healthcare Limited in accordance with the continuous disclosure obligations of the ASX Listing Rules.

The accounting policies applied are the same as those noted in the most recent interim financial report and the previous annual report.

/s/ Troy Valentine

Troy Valentine

Chairman

Melbourne, Victoria, 31 August 2022

Incannex Healthcare Limited

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2022

		Consolidated
	Notes	30 June 2022	30 June 2021[1] (restated)
		$	$
Revenue	1	-	1,897,596
Other income	1	788,654	75,748
Total revenue and other income		788,654	1,973,344
Product costs		(6,338)	(911,969)
Administration expense		(280,969)	(99,094)
Advertising and investor relations		(2,746,226)	(4,345,874)
Bad debt expense		(134,626)	-
Research and development costs		(5,371,821)	(4,749,514)
Compliance, legal and regulatory		(3,559,511)	(1,227,244)
Share based payments	11	(1,464,550)	(600,043)
Occupancy expenses		(112,341)	(115,836)
Salaries and employee benefit expense		(2,016,181)	(1,296,569)
Total expenses		(15,692,563)	(13,346,143)
Loss before tax		(14,903,909)	(11,372,799)
Income tax benefit	3	-	-
Loss after tax		(14,903,909)	(11,372,799)
Total comprehensive loss for the year		(14,903,909)	(11,372,799)
Earnings per share	4
Basic loss per share (cents per share)		(1.25)	(1.16)
Diluted loss per share (cents per share)		(1.25)	(1.16)

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

CONDENSED STATEMENT OF FINANCIAL POSITION

As at 30 June 2022

		Consolidated
	Notes	30 June 2022	30 June 2021[1] (restated)
		$	$
Assets
Current assets
Cash and cash equivalents	6	37,500,931	9,123,617
Trade and other receivables	7	294,717	169,088
Other assets	8	83,960	36,090
Total current assets		37,879,608	9,328,795
Total assets		37,879,608	9,328,795
Liabilities
Current liabilities
Trade and other payables	9	2,010,533	755,049
Total current liabilities		2,010,533	755,049

Total liabilities		2,010,533	755,049
Net assets		35,869,075	8,573,746
Equity
Issued capital	10	86,586,794	45,852,107
Reserves	11	8,077,191	6,612,641
Accumulated losses		(58,794,910)	(43,891,002)
Net equity		35,869,075	8,573,746

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

CONDENSED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2022

Consolidated	Issued Capital	Equity Reserve	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2020	34,192,043	1,490,588	(32,518,203)	3,164,428
Options exercised	12,498,706	-	-	12,498,706
Options issued to advisors	-	3,781,344	-	3,781,344
Share based payments	-	600,043	-	600,043
Shares issue costs	(838,642)	740,666	-	(97,976)
Comprehensive loss for the year	-	-	(11,372,799)	(11,372,799)
Balance at 30 June 2021[1] (restated)	45,852,107	6,612,641	(43,891,002)	8,573,746

Options exercised	40,274,242	-	-	40,274,242
Options issued to advisors	-	-	-	-
Share based payments	-	1,464,550	-	1,464,550
Share placements	400,000	-	-	400,000
Shares issued to advisors	450,000	-	-	450,000
Shares issue costs	(389,555)	-	-	(389,555)
Comprehensive loss for the year	-	-	(14,903,909)	(14,903,909)
Balance at 30 June 2022	86,586,794	8,077,191	(58,794,910)	35,869,075

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

CONDENSED STATEMENT OF CASH FLOWS

For the year ended 30 June 2022

		Consolidated
	Notes	2022	2021[1] (restated)
		$	$
Cash flows from operating activities
Receipts from customers		-	1,974,010
Receipts from other income		782,383	82,807
Payments to suppliers and employees		(13,596,027)	(8,969,276)
Interest received and other income		6,271	2,679
Net cash (used in) operating activities	6	(12,807,373)	(6,909,780)

Cash flows from investing activities
Proceeds from disposal of subsidiary		-	29,277
Proceeds from disposal of property, plant and equipment		-	-
Net cash from investing activities		-	29,277

Cash flows from financing activities
Proceeds from shares issued (net of costs)		41,184,687	12,400,730
Net cash from financing activities		41,184,687	12,400,730

Net increase in cash and cash equivalents		28,377,314	5,520,227
Cash and cash equivalents at beginning of the year		9,123,617	3,603,390
Effect of exchange rate fluctuations on cash held		(9,768)	-
Cash and cash equivalents at end of the year	6	37,500,932	9,123,617

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2022

1. Revenue

	Consolidated
	2022 $	2021 $
(a) Revenue (point in time)
Cannabinoid oils sales	-	1,897,596
	-	1,897,596
(b) Other income
Income from other arrangements	-	35,568
Government grants	-	37,500
Interest	6,271	2,679
Refundable R&D tax offset	782,383	-
	788,654	75,747

2. Segment Information

Identification of reportable operating segments

AASB 8 (IFRS 8) Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officer in order to allocate resources to the segment and to assess its performance.

The Group’s operating segments have been determined with reference to the monthly management accounts used by the Chief Executive Officer to make decisions regarding the Group’s operations and allocation of working capital. Due to the size and nature of the Group, the Board as a whole has been determined as the Chief Executive Officer.

Based on the quantitative thresholds included in AASB 8 (IFRS 8), for the fiscal year ended 30 June 2022, the Group was organised into three operating segments:

1.	Research and develop the use of psychedelic medicine and therapies for the treatment of mental health disorders. This activity commenced during the year. During the current year the operations consisted entirely of research and development activities, including clinical trials.

2.	Research and develop the use of medicinal cannabinoid products. During the year the Group continued to research and develop its products and the range of its products, including further clinical trials.

3.	Corporate operations, consisting of management of the organisation, capital management and management of resources. Revenues consist of finance income and other income.

Incannex Healthcare Limited

2. Segment Information (cont.)

The Group has only one geographical segment, namely Australia.

The revenues and results of these segments of the Group as a whole are set out in the condensed statement of comprehensive income and the assets and liabilities of the Group as a whole are set out in the condensed statement of financial position. A summary of revenue and expenses for the period and assets and liabilities at the end of the fiscal year for each segment is shown below.

30 June 2022	Psychedelic products	Cannabinoid Products	Corporate	Consolidated
	$	$	$	$
Revenue from external customers	-	-	-	-
Interest revenue	-	96	6,175	6,271
Other revenue	-	782,383	-	782,383
Other expenses	(883,708)	(4,642,796)	(10,166,059)	(15,692,563)
Segment loss after income tax	(883,708)	(3,860,317)	(10,159,885)	(14,903,909)
Segment assets	56,058	263,731	37,559,819	37,879,608
Segment liabilities	(354,310)	(577,819)	(1,078,404)	(2,010,533)

30 June 2021[1] (restated)	Psychedelic products	Cannabinoid Products	Corporate	Consolidated
	$	$	$	$
Revenue from external customers	-	1,897,5962	-	1,897,596
Interest revenue	-	6	2,673	2,679
Other revenue	-	-	73,068	73,068
Other expenses	(768,316)	(5,202,370)	(7,375,456)	(13,346,143)
Segment loss after income tax	(768,316)	(3,304,768)	(7,299,714)	(11,372,799)
Segment assets	2,000	104,267	9,222,528	9,328,795
Segment liabilities	-	(86,522)	(668,527)	(755,049)

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

2.	Of the total revenue from pharmaceuticals in each year, 100% was through Cannvalate Pty Ltd’s distribution network.

Incannex Healthcare Limited

3. Income tax

The prima facie income tax benefit on pre-tax accounting loss from operations reconciles to the income tax benefit in the financial statements as follows:

	Consolidated
	2022	2021[1] (restated)
	$	$
Accounting loss before tax	(14,903,909)	(11,372,799)

Income tax benefit at the applicable tax rate of 25% (2021: 26%)	3,725,977	2,956,928
Non-deductible expenses	(564,872)	(1,192,112)
Non-assessable income	195,596

Deferred tax assets not recognised	(3,356,701)	(1,764,816)

Income tax benefit	-	-

Unrecognised Deferred Tax Asset
Deferred tax asset not recognised in the financial statements:

Unused tax losses	24,437,133	20,867,835

Net unrecognised tax benefit at 25% (2021: 26%)	6,109,283	5,425,637

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

The potential deferred tax benefit has not been recognised as an asset in the financial statements because recovery of the asset is not considered probable in the context of AASB 112 Income Taxes (IAS 12).

The benefit will only be realised if:

a)	the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit to be realised.

b)	the Company complies with the conditions for deductibility imposed by the law; and

c)	no changes in tax legislation adversely affect the Company in realising the benefit.

Incannex Healthcare Limited

4. Loss per share

	Consolidated
	2022	2021[1] (restated)
	$	$
Basic loss per share - cents per share	(1.25)	(1.16)
Basic loss per share
The loss and weighted average number of ordinary shares used in the calculation of basic loss per share is as follows:
Total comprehensive loss for the year	(14,903,909)	(11,372,799)
- Weighted average number of ordinary shares (number)	1,191,154,011	976,931,338

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

5. Dividends

The Company has not declared a dividend for the year ended 30 June 2022 (2021: $nil).

6. Cash and cash equivalents

	Consolidated
	2022	2021
	$	$
Cash at bank and on hand	37,500,931	9,123,617
	37,500,931	9,123,617
Cash at bank earns interest at floating rates based on daily bank deposit rates.
Reconciliation of loss for the year to net cash flows from operating activities:
Loss after income tax	(14,903,909)	(11,372,799)
Non-cash based expenses:
Share-based payments	1,464,550	600,043
Depreciation and amortisation	-	-
Non-cash expense for investor relation services	-	3,781,344
Release of Gameday reserve of sales refund	-	(15,484)
Other non-cash expenses	(594,394)	91,354
Changes in net assets and liabilities:
(Increase)/Decrease in receivables	(92,320)	214,903
(Increase)/Decrease in inventory	-	183,159
Decrease in other current assets	53,447	172
Increase/(Decrease) in trade payables and accrued expenses	1,111,080	(291,311)
Increase/(Decrease) in other liabilities	154,173	(101,161)
Cash flows used in operations	(12,807,373)	(6,909,780)

Incannex Healthcare Limited

7. Trade and other receivables (Current)

Current	Consolidated
	2022	2021
	$	$
Other receivables	-	53,447
GST recoverable	294,717	115,641
	294,717	169,088

Expected credit losses

The Group applies the AASB 9 (IFRS 9) simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due and also according to the geographical location of customers.

8. Other assets (current)

Prepayments	45,911	29,784
Office rental bond	24,124	-
Prepayment clinical trial insurance	13,925	6,306
	83,960	36,090

9. Trade and other payables (current)

Trade payables	1,300,696	233,117
Accrued expenses	415,449	381,717
Employee leave entitlements	294,388	140,215
	2,010,533	755,049

10. Issued capital

	Consolidated
	2022	2021[1] (restated)
	$	$
	86,586,794	45,938,576

(a) Ordinary shares - movements during year	No. of shares	No. of shares

At start of year	1,068,411,224	748,654,489
Issues of new shares – placements	5,000,000	-
Issues of new shares – share based payments	10,000,000	2,952,619
Conversion of performance rights	-	30,303,593
Exercise of options	207,650,638	286,500,523
Shares in lieu of advisor fees	1,272,166	-
At end of year	1,292,334,028	1,068,411,224

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

Incannex Healthcare Limited

10. Issued capital (cont.)

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. On a show of hands, every shareholder present at a meeting is entitled to one vote and upon a poll each share is entitled to one vote. Ordinary shares have no par value, and the Company does not have a limited amount of authorised capital.

11. Reserves

Equity based premium reserve	Consolidated
	2022	2021[1] (restated)
	$	$
Balance at 1 July 2021	6,612,641	1,490,588
Options issued to advisors[2]	-	4,522,010
Equity instruments issued to management and directors	1,464,550	600,043
At 30 June 2022	8,077,191	6,612,641

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 20 for explanation

[2]	During the year ended 30 June 2021, 40,000,000 options exercisable at $0.15, $0.20, and $.25 were issued to consultants for investor relation services. In addition, 30,164,690 options exercisable at $0.08 were issued as consideration for broker support of the exercise of the 262m listed IHLOB options series. During the year ended 30 June 2020, 33,000,000 options exercisable at $0.08 and expiring on 30 September 2021, were issued to brokers who supported the July 2019 capital raisings. These options have been valued using a Black-Scholes option model with inputs being grant date share price of $0.04 risk-free rate of 0.24% and volatility of 92%.

The equity based premium reserve is used to record the value of equity issued to raise capital, and for share-based payments.

Incannex Healthcare Limited

12. Share based payments

From time to time, the Company may issue equity securities (i.e., shares, options or performance rights) to its employees, directors or advisors to more closely align rewards for performance with the achievement of the Company’s growth and strategic objectives. Where the recipient is a director of the Company, shareholder approval must be sought under the ASX Listing Rules prior to the issue of any equity securities to any director.

Fair value of shares issued

The fair value of shares issued to employees is determined using the closing price of shares on the grant date and expensed over the vesting period.

Options

The exercise price of options outstanding as of 30 June 2022 and 2021 ranged between $0.08 and $0.35.

As of 30 June 2022, there was $1,853,263 of total unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of approximately 1.39 years.

The fair values at grant date are independently determined using either a trinomial pricing or Black-Scholes option model that take into account any price to exercise, the term of the options or rights, the share price at grant date, the price volatility of the underlying share and the risk-free interest rate for the term of the options or rights. The expensed fair value in the tables below represents the proportion of the total fair value that has been allocated to the current period with the balance to be expensed in future periods.

The following share options were issued to employees and consultants as share based payments during the year ended 30 June 2022:

Options	Number	Grant Date[2]	Expiry Date	Exercise Price	Total fair value
Options granted to Directors
Unlisted Options	1,399,999	09-Jun-22	01-Jul-25	$0.26	$298,200
Unlisted Options	1,399,999	09-Jun-22	01-Jul-26	$0.31	$309,400
Unlisted Options	1,400,002	09-Jun-22	01-Jul-27	$0.35	$324,800
Unlisted Options	1,399,999	09-Jun-22	01-Jul-26	$0.26	$326,200
Unlisted Options	1,399,999	09-Jun-22	01-Jul-27	$0.31	$334,600
Unlisted Options	1,400,002	09-Jun-22	01-Jul-28	$0.35	$347,200
Options granted to employees
Unlisted Options	533,333	29-Apr-22	01-Jul-25	$0.26	$139,200
Unlisted Options	533,333	29-Apr-22	01-Jul-26	$0.31	$143,467
Unlisted Options	533,334	29-Apr-22	01-Jul-27	$0.35	$148,800
Total options	10,000,000				$2,371,867

Incannex Healthcare Limited

12. Share based payments (cont.)

The following share options were issued to employees and consultants as share based payments during the year ended 30 June 2021:

Options	Number	Grant Date[2]	Expiry Date	Exercise Price	Total fair value
Options granted to third parties
Unlisted Options	10,000,000	20-Nov-20	20-Nov-23	$0.15	$647,348
Unlisted Options	10,000,000	20-Nov-20	20-Nov-23	$0.25	$527,766
Unlisted Options	10,000,000	25-Feb-21	20-Nov-23	$0.20	$1,352,588
Unlisted Options	10,000,000	25-Feb-21	20-Nov-23	$0.25	$1,253,140
Unlisted Options	30,164,690	2-Oct-20	30-Sep-21	$0.08	$740,665
Total options	70,164,690				$4,521,507

The fair values at grant date are independently determined using either a trinomial pricing or Black-Scholes option model that take into account any price to exercise, the term of the options or rights, the share price at grant date, the price volatility of the underlying share and the risk-free interest rate for the term of the options or rights. Inputs into the trinomial and Black-Scholes option pricing models used to calculate fair value are classified as level three inputs under the fair value hierarchy of AASB 13 (IFRS 13).

The fair value of the equity-settled share options granted is estimated as at the grant date using a Black-Scholes option model taking into account the terms and conditions upon which the options were granted, as follows for the year ended 30 June 2022:

	$0.26 Options	$0.31 Options	$0.35 Options	$0.26 Options	$0.31 Options	$0.35 Options	$0.26 Options	$0.31 Options	$0.35 Options
	01-Jul-25	01-Jul-26	01-Jul-27	01-Jul-26	01-Jul-27	01-Jul-28	01-Jul-25	01-Jul-26	01-Jul-27
Number	1,399,999	1,399,999	1,400,002	1,399,999	1,399,999	1,400,002	533,333	533,333	533,334
Expected volatility (%)	80%	80%	80%	80%	80%	80%	80%	80%	80%
Risk-free interest rate (%)	3.12%	3.33%	3.33%	3.33%	3.33%	3.33%	2.71%	2.90%	2.90%
Expected life of option (years)	3.06	4.06	5.06	4.06	5.06	6.07	3.18	4.18	5.18
Exercise price (cents)	26	31	35	26	31	35	26	31	35
Grant date share price (cents)	35	35	35	35	35	35	41	41	41
Vesting date	30-Jun-22	30-Jun-23	30-Jun-24	30-Jun-23	30-Jun-24	30-Jun-25	01-Jul-22	01-Jul-23	01-Jul-24

Incannex Healthcare Limited

12. Share based payments (cont.)

The fair value of the equity-settled share options granted is estimated as at the grant date using a Black-Scholes option model taking into account the terms and conditions upon which the options were granted, as follows for the year ended 30 June 2021:

	$0.08 Options	$0.15 Options	$0.25 Options	$0.20 Options	$0.25 Options
	30-Sep-21	20-Nov-23	20-Nov-23	20-Nov-23	20-Nov-23
Number	30,164,690	10,000,000	10,000,000	10,000,000	10,000,000
Expected volatility (%)	100%	100%	100%	101%	101%
Risk-free interest rate (%)	0.17%	0.11%	0.11%	0.12%	0.12%
Expected life of option (years)	1	3	3	2.7	2.7
Exercise price (cents)	8	15	25	20	25
Grant date share price (cents)	7.7	11.5	11.5	22	22
Vesting date	2-Oct-20	20-Nov-20	20-Nov-20	25-Feb-21	25-Feb-21

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Performance Rights

Movement in number of Performance Shares and Performance Rights for the years ended:

30 June 2022

Security Description	Balance at start of year	Granted by the Company	Converted or Expired	Balance at end of year
Performance Rights op	-	-	-	-

30 June 2021

Security Description	Balance at start of year	Granted by the Company	Converted or Expired	Balance at end of year
Performance Rights op	41,553,593	-	(41,553,593)	-

(1)	30,303,593 performance rights converted into ordinary shares upon achievement of designated performance hurdles and 11,250,000 performance rights expired.

Incannex Healthcare Limited

13. Remuneration of auditors

	Consolidated	Consolidated
	2022	2021
	$	$
Audit or review of the financial reports of the company
Amounts received & receivable by the auditor:
Audit services – PKF Brisbane Audit	85,000
Audit services – HLB Mann Judd	23,138	43,000
Audit services – Withum Smith & Brown (US auditor)	357,208	-
Other services – Withum Smith & Brown (US auditor)	-	287,975
	465,346	330,975

Withum Smith & Brown, PC were appointed auditors in the US in preparation for listing the Company’s securities in the US. During the year the work carried out involved the PCAOB compliant audit of the financial statements, along with advisory work in relation to the listing of securities.

14. Financial Instruments

The Group’s principal financial instruments comprise cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial liabilities such as trade payables, which arise directly from its operations. It is, and has been throughout the year under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, liquidity risk, and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

(a) Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s short-term deposits with a floating interest rate.

The Group’s exposure to interest rate on financial assets and financial liabilities is detailed in the sensitivity analysis section of this note.

(b) Sensitivity analysis

During 2022, if interest rates had been 50 basis points higher or lower than the prevailing rates realised, with all other variables held constant, there would have been an immaterial change in post-tax result for the year. The impact on equity would have been the same.

(c) Net fair values

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and liabilities approximates their carrying value.

(d) Commodity price risk

The Group’s exposure to price risk is minimal.

(e) Credit risk

There are no significant concentrations of credit risk within the Group.

Incannex Healthcare Limited

14. Financial Instruments (cont.)

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised third parties, there is no requirement for collateral.

(f) Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of share issues and convertible notes.

The Group’s contractual liabilities at 30 June 2022 were as follows:

Description	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Total
Consolidated	$	$	$	$	$
Payables & accruals	1,828,527	-	-	-	1,828,527
	1,828,527	-	-	-	1,828,527

The Group’s contractual liabilities at 30 June 2021 were as follows:

Description	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Total
Consolidated	$	$	$	$	$
Payables & accruals	614,834	-	-	-	614,834
	614,834	-	-	-	614,834

(g) Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it may continue to provide returns for shareholders and benefits for other stakeholders. Due to the nature of the Group’s past activities, being mineral exploration, it does not have ready access to credit facilities and therefore is not subject to any externally imposed capital requirements, with the primary source of Group funding being equity raisings and unsecured convertible notes. Accordingly, the objective of the Group’s capital risk management is to balance the current working capital position against the requirements to meet exploration programmes and corporate overheads. This is achieved by maintaining appropriate liquidity to meet anticipated operating requirements, with a view to initiating fund raisings as required.

15. Commitments and contingencies

Lease commitments

The Group holds three commercial leases for its office premises in Melbourne, Sydney and Perth, Australia. All of these leases had terms of 12 months from the commencement date of the lease.

Other commitments

The Group entered into an arrangement with Monash University (“Monash”) on 23 November 2020, whereby Monash will provide Research Trials in relation to Psi-GAD-1 over a 3-year period. The agreement sets out the scope of the Trials to be conducted, and the cost to the Group, of which 50% was paid on commencement of the agreement

Incannex Healthcare Limited

16. Key Management Personnel compensation and related party disclosure

The Key Management Personnel of Incannex Healthcare Limited during the year were:

Troy Valentine

Peter Widdows

Joel Latham

Sud Agarwal (resigned 28 June 2022)

George Anastassov (appointed 28 June 2022)

Key management personnel compensation

	2022	2021
	$	$
Short-term employee benefits	1,333,992	761,231
Post-employment benefits	47,547	38,877
Share based payments	1,028,634	672,699
Total KMP compensation	2,410,173	1,472,807

Transactions with related entities

Transactions between related parties are on commercial terms and conditions, no more favourable than those available to other parties unless otherwise stated.

During the year, $407,824 (2021: $97,976) in fees were paid to Alignment Capital Pty Ltd (“Alignment”), an entity in which Mr Valentine is a director. Alignment was engaged by the Company to manage the exercise of IHLOB options program.

17. Details of the controlled entity

The consolidated financial statements include the financial statements of Incannex Healthcare Limited (‘IHL’) and its wholly owned subsidiaries Incannex Pty Ltd (‘IXPL’) and Psychennex Pty Ltd (‘PXPL’). IXPL is incorporated in Australia and IHL owns 100% of the issued ordinary shares in IXPL (2021: 100%). PXPL is incorporated in Australia and IHL owns 100% of the issued ordinary shares in PXPL (2021: 100%).

18. Events Subsequent to Reporting Date

On 17 August 2022, the company appointed Robert Bruce Clark to the board as a non-executive Director.

On 5 August 2022, the Company completed the acquisition on APIRx Pharmaceuticals. The acquisition was completed by an all-scrip transaction by issuing 218,169,497 IHL ordinary shares to the stakeholders of APIRx.

Incannex Healthcare Limited

19. Parent entity disclosures

On 5 August 2022, the Company issued shares and options to Ryba LLC post year end pursuant to the mandate executed between the companies in November 2021. As the transaction between the Company and APIRx was deemed complete on 05 August 2022 the shares and options were issued.

No further significant events have occurred since the end of the financial year.

The individual financial statements for the parent entity show the following aggregate amounts.

Statement of financial position	2022	2021
Financial Position	$	$
Current assets	37,559,819	9,222,528
Non-Current assets	-	-
Total assets	37,559,819	9,222,528
Current liabilities	(1,078,404)	(668,527)
Non-current liabilities	-	-
Total liabilities	(1,078,404)	(668,527)
Net assets	36,481,415	8,554,001

Issued capital	86,586,794	45,852,107
Reserves	8,077,191	6,612,641
Accumulated losses	(58,182,570)	(43,910,747)
Shareholders’ equity	36,481,415	8,554,001

Contingencies of the Parent Entity

There are no contingent liabilities involving the parent entity (2021: Nil).

Guarantees of the Parent Entity

There are no guarantees involving the parent entity (2021: Nil)

Incannex Healthcare Limited

20. Restatement of financial statements

It was identified in the current period that the accounting for share options issued to consultants and advisors as share-based payments during the year 30 June 2021 were recorded using the incorrect vesting dates. As such, this was an error in the financial report for the year ended 30 June 2021. Details of the restated accounts appear below:

Statement of Financial Position	Reported at 30 June 2021	Effect of Error	Restated 30 June 2021
	$	$	$
ASSETS
Total assets	9,328,795	-	9,328,795
LIABILITIES
Total liabilities	755,049	-	755,049
NET ASSETS	8,573,746	-	8,573,746
EQUITY
Issued capital	45,938,576	(86,469)	45,852,107
Reserves	3,316,963	3,295,678	6,612,641
Accumulated losses	(40,681,793)	(3,209,209)	(43,891,002)
TOTAL EQUITY	8,573,746	-	8,573,746

Statement of Comprehensive Income	Reported at 30 June 2021	Effect of Error	Restated 30 June 2021
	$	$	$
Advertising and promotion	(1,136,666)	(3,209,208)	(4,345,874)

Loss before tax	(8,163,590)	(3,209,208)	(11,372,799)
Net loss for the period	(8,163,590)	(3,209,208)	(11,372,799)

Total comprehensive loss for the period	(8,163,590)	(3,209,208)	(11,372,799)

Earnings per share
Basic loss per share (cents per share)	(0.83)	(0.33)	(1.16)
Diluted loss per share (cents per share)	(0.83)	(0.33)	(1.16)